Exhibit 19.1
Responsibility: Office of the General Counsel
Owner: Corporate Secretary
Approved by: Governance & Nominating Committee
Effective Date: February 22, 2024
SECURITIES TRADING AND NON-DISCLOSURE POLICY

Please read this Insider Trading Policy carefully and make sure you understand it. If you have any questions about it, please contact the General Counsel's office.
Policy Statement
Federal and state laws prohibit certain buying, selling, or making other transfers of securities by persons who have material information relating to those securities that is not generally known or available to the public. These laws also prohibit persons with material nonpublic information concerning an issuer of securities from disclosing this information to others who may trade in such securities.
NRG Energy, Inc. (“NRG” or the “Company”) has adopted the following policy regarding trading in securities by directors, officers, employees and consultants who have material nonpublic information. For purposes of this policy, "trading" includes purchases and sales of stocks, bonds, debentures, options, puts, calls and other securities and also includes sales of stock you acquire by exercising employee stock options and other trades you make pursuant to an investment direction under an employee benefit plan.
You are responsible for ensuring that you do not violate federal or state securities laws or this policy. We designed this policy to promote compliance with applicable securities laws and to protect the Company and you from the serious liabilities and penalties that can result from violations of these laws. This policy is not intended to restrict or prohibit lawful trading activities.
If you violate the insider trading laws, you may have to pay civil fines for up to three times the profit gained or loss avoided by unlawful trading, as well as criminal fines of up to $5,000,000. You also may have to serve a jail sentence of up to 20 years. In addition, the Company could be subject to a civil fine of up to the greater of $1,000,000 and three times the profit gained or loss avoided as a result of any unlawful trading violations by you. The Company could face criminal penalties of up to $25,000,000.
Both the SEC and the New York Stock Exchange are very effective at detecting and pursuing insider trading cases. The SEC has successfully prosecuted cases against employees trading through foreign accounts, trading by family members and friends, and trading involving only a small number of shares. Therefore, it is important that you understand the breadth of activities that constitute illegal insider trading.

Our Policy
1.    You may not trade in the stock or other securities of any company when you know material nonpublic information about that company. This prohibition against "insider trading" applies to trading in securities of NRG, as well as to trading in the securities of other companies, such as the Company’s material customers, suppliers, competitors or firms with which the Company may be negotiating a major transaction. Loans, pledges, gifts, charitable donations and other contributions of securities of NRG are also subject to this policy.
2.    You may not convey material nonpublic information about a company to others or suggest that anyone purchase or sell any company's securities while you are aware of material nonpublic information about that company. This practice, known as "tipping," also violates the securities laws and can result in the same civil and criminal penalties that apply if you engage in insider trading directly, even if you do not receive any money or derive any benefit from trades made by persons to whom you passed material nonpublic information. This prohibition against "tipping" applies to information about NRG and its stock, as well as to information about other companies, such as the Company’s material customers, suppliers, competitors or firms with which the Company may be negotiating a major transaction. It also applies to information disclosed in an internet bulletin board or chat room. This policy does not restrict legitimate business communications on a "need to know" basis, where you have a basis to expect that the other person will not trade while in possession of the information.
These restrictions also apply to any member of your immediate family, anyone living in your household, anyone acting on your behalf, or anyone on whose behalf you are acting, and you are responsible for compliance with these policies by those persons. The SEC and federal prosecutors may presume that trading by family members (including children away at school) is based on information you supplied and treat any such transactions as if you had traded yourself. There is no exception for small transactions or transactions that may seem necessary or justifiable for independent reasons, such as the need to raise money for an emergency expenditure.
Definition of Material Nonpublic Information
Material Information
Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security. Remember that even if the information is not material to NRG, it may nevertheless be material to another company, and our policies therefore apply to your trading in other companies' stock. Any information that you could expect to affect the price of the security is material. Common examples of information that may be material include:
•Earnings information, including revenue results, contracting activity or other revenue projections.

•News about a major contract award or cancellation of an existing contract.
•Financial projections, forecasts or budgets.
•Mergers, joint ventures, acquisitions, dispositions, tender offers, acquisition or sale of a business segment or unit, or other significant changes in assets.
•New products or discoveries or significant developments regarding customers or suppliers.
•Changes in senior management or other major personnel changes.
•Changes in dividend policy, declaration of a stock split or the offering of additional securities.
•Financial liquidity problems.
•Changes in pricing or discount policies.
•Significant legal exposure due to actual, pending or threatened litigation.
•Changes in the Company's auditors or a notification from its auditors that the Company may no longer rely on the auditors' audit report.
•Cybersecurity risks and incidents, including vulnerabilities and breaches.
•Major events regarding the Company's securities.
Both positive and negative information can be material. Federal and state investigators will scrutinize a questionable trade after the fact with the benefit of hindsight, so it is advisable to err on the side of caution. Even the appearance of an improper transaction must be avoided to preserve NRG’s reputation for adhering to a high standard for ethical conduct. If you have questions regarding specific information, please contact the General Counsel's office.
Nonpublic Information
Nonpublic information is information that is not generally known or available to the public. We consider information to be available to the public only when:
•it has been released to the public through appropriate channels, e.g., by means of a press release or a widely disseminated statement from a senior officer, and
•enough time has elapsed to permit the investment market to absorb and evaluate the information.
As a general rule, you should consider information to be nonpublic until the completion of one (1) full trading day following the date on which such public disclosure was made.

Unauthorized Disclosure
All employees, executive officers and directors must maintain the confidentiality of NRG information for competitive, security and other business reasons, as well as to comply with securities laws. All information you learn about the Company or its business plans is potentially material nonpublic information that you should treat as confidential and proprietary to the Company. You may not disclose it to others, such as family members, other relatives, or business or social acquaintances.
Also, legal rules govern the timing and nature of our disclosure of material information to outsiders or the public. Violation of these rules could result in substantial liability for you, the Company and its management. For this reason, we permit only specifically designated representatives of the Company to discuss the Company with the news media, securities analysts and investors and only in accordance with the Company's Investor Communications Policy. If you receive inquiries of this nature you should refer them to our Communications group.
In the event you make, or believe you may have made, an unauthorized disclosure, you must immediately provide complete information regarding such disclosure to the Communications group and the Office of the General Counsel, who shall determine the appropriate response to such disclosure.
When and How You Can Trade Company Stock
Following are procedures that all employees may follow to reduce the likelihood that they will be viewed as engaged in insider trading or tipping. Executive officers and members of the Company's Board of Directors are required to comply with these procedures at all times.
Blackout Periods
The Company has imposed quarterly blackout periods during which executive officers, directors and certain other employees may not effect any transactions in NRG stock. This includes broker orders placed before the beginning of the blackout period but not fully confirmed.
The quarterly blackouts start two weeks before the end of the calendar quarter and end on the close of business of the next business day following release of the quarterly or annual earnings. Directors, executive officers and other affected personnel will be notified each quarter of the exact dates of that quarter's blackout periods.
From time to time, the Company may impose additional blackout periods. In such events, the General Counsel's office will notify directors, executive officers and other affected personnel of restrictions on transactions involving the purchase or sale of the Company's securities and on not disclosing to others the fact that a blackout period has been imposed.

Additionally, the Sarbanes-Oxley Act of 2002 requires the Company to absolutely prohibit all purchases, sales or transfers of Company stock by directors and executive officers during a pension fund blackout period. A pension fund blackout period exists whenever 50% or more of the plan participants are unable to conduct transactions in their accounts for more than three consecutive days. These blackout periods typically occur when there is a change in the retirement plan’s trustee, record keeper or investment manager. Notice of any such blackout period will be provided.
Exceptions
    Prearranged Trading Plans - An SEC rule, Rule 10b5-1(c), provides a defense from insider trading liability if trades occur pursuant to a pre-arranged "trading plan" that meets specified conditions. Directors and executive officers considering establishing a Rule 10b5-1(c) trading plan must obtain preclearance from the Office of the General Counsel at the time the trading plan is established.

    NRG Energy, Inc. Employee Stock Purchase Plan – The purchase of shares under the Company’s Employee Stock Purchase Plan (but not the sale of any shares that have been purchased) is exempt from this policy.
Trading Preclearance
The Company requires its executive officers and directors, as well as other people who have been notified by the General Counsel's office that they are subject to the Company's preclearance policy, to contact the General Counsel’s office in advance of effecting any purchase, sale or other trading of Company stock and to obtain prior approval of the transaction. To the extent this preclearance policy applies to any individual, it also applies to members of the individual's immediate family, anyone living in the individual's household, anyone acting on behalf of the individual or anyone on whose behalf the individual is acting.
The preclearance policy does not apply to a stock option exercise if the option is to be exercised and no shares are to be sold, but it does apply to sales of stock issued upon the exercise of stock options, including same-day sales and cashless exercises.
Any transaction that receives approval under the preclearance policy must be confirmed within two business days after the approval is obtained, but regardless may not be executed if you acquire material nonpublic information during that time. If a transaction is not confirmed within the two business day period, the transaction must be approved again before it is executed.
If a proposed transaction is not approved under the preclearance policy, you should refrain from initiating any transaction in Company stock, and you should not inform anyone of the restriction.
Anti-Hedging Policy

Employees, executive officers and directors may not, directly or indirectly, engage in any kind of hedging transaction that could reduce or limit their economic risk with respect to their holdings, ownership or interest in the securities of NRG, including without limitation outstanding stock options, stock appreciation rights or other compensation awards, the value of which are derived from, referenced to or based on the value or market price of securities of NRG. Prohibited transactions include the purchase of financial instruments, including, without limitation, prepaid variable forward contracts, equity swaps, collars, puts, calls, options or other derivative securities that are designed to hedge or offset a decrease in the market value of equity securities of NRG. Prohibited transactions also include short selling NRG’s securities.
Anti-Pledging Policy
Employees, executive officers and directors may not, directly or indirectly, engage in any transaction in which the securities of NRG are being pledged.
Contacts
For assistance with any of the matters discussed in this memorandum, please contact the Office of the General Counsel.

Document Revisions

Version Number	Description	Date of Change	Changed by
1.0	Insider Trading Policy	February 22, 2024	Office of the General Counsel